UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: April 16, 2024
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the news release and slides presentation, which appear immediately
following this page.

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16 April 2024
News Release
UBS publishes updated time series with restated segment financial information reflecting previously announced changes with no impact on
Group results
Zurich, 16 April 2024 – UBS today has published

restated historical segment-level financial data reflecting

the
changes to the Group’s segment financial reporting announced on 6 February 2024. These changes

improve
the consistency of reporting across the Group and provide details around funding and cost allocation
methodologies. The changes include:
-

Client segment shifts: The transfer of the

Credit Suisse Swiss Bank high net worth client

segment
representing USD 72 billion in invested assets and annualized underlying revenues of around USD 600
million from Personal & Corporate Banking to Global

Wealth Management, along with other smaller
transfers of businesses previously constituting Credit Suisse’s

Swiss Bank. The realignment supports a
more cohesive client experience and unlocks efficiencies

of added scale. We expect the transferred high
net worth segment to contribute more than USD 200

million annually to Global Wealth Management
PBT by 2026.
-

Group Treasury

allocations: A transfer of effectively all Group Treasury costs to the business divisions that were historically retained centrally. We will only retain in Group Items costs that are not controlled by the business divisions, including Group hedging

and own debt as well as DTA funding costs. Further
changes relate to the alignment of internal funds

transfer pricing methodologies to

UBS’s standard.
These changes result in lower net interest income (NII)

in the business divisions, with an offset in Group
Items. For the first quarter, we expect to report a low single-digit quarter-on-quarter increase in combined NII for Global Wealth Management and

Personal & Corporate Banking. Going forward,

we
expect PBT reported in Group Items, excluding the P&L

from Group hedging and own debt, to average
around minus USD 100 million per quarter.

-

Non-core and Legacy cost allocations: A reallocation of

around USD 300 million annually in select costs
from Non-core and Legacy into the core business divisions where they are more appropriately aligned
and to avoid stranded costs at the end of

the integration process.
These changes have no impact on the

Group’s financial performance and will be reflected in the

first quarter
results published on 7 May 2024.

The time series of financial information for

UBS and its business divisions can be found

at
https://www.ubs.com/global/en/investor-relations/financial-information/timeseries.html including restated
financial information for 2023 to aid comparability

along with an accompanying presentation. The numbers
contained in these updated time series are unaudited.

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2024

UBS Group AG
Investor Relations:
Switzerland:

+41-44-234 41 00
Americas:

+1-212-882 5734
Media contact:
Switzerland:

+41-44-234 85 00
UK:

+44-207-567 47 14
Americas:

+1-212-882 58 58
APAC:

+852-297-1 82 00
www.ubs.com/media
www.ubs.com/investors
Cautionary Statement Regarding Forward-Looking Statements

This document contains statements that may constitute forward-looking statements. While these statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. Additional information about those factors is set forth in documents furnished and filings made by UBS with the US Securities and Exchange Commission, including the Annual Report on Form 20-F for the year ended 31 December 2023. UBS undertakes no obligation to update the information contained herein.

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2024

Important information

Forward Looking Statements: This presentation contains statements that constitute "Forward looking statements," including but not limited to management's outlook for UBS's financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these Forward looking statements represent UBS's judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. UBS's business and financial performance could be affected by other factors identified in our past and future filings and reports, including the Annual Report on form 20-F for the year ended December 31, 2023. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its Forward looking statements, whether as a result of new information, future events, or otherwise.

Alternative Performance Measures: In addition to reporting results in accordance with International Financial Reporting Standards (IFRS), UBS reports certain measures that may qualify as Alternative Performance Measures as defined in the SIX Exchange Directive on Alternative Performance Measures, under the guidelines published by the European Securities Market Authority (ESMA), or defined as Non-GAAP financial measures in regulations promulgated by the US Securities and Exchange Commission (SEC). Please refer to "Alternative Performance Measures" in the appendix of UBS's Annual Report for the year ended December 31, 2023, for a list of all measures UBS uses that may qualify as APMs. Underlying results are non-GAAP financial measures as defined by SEC regulations and as APMs in Switzerland and the EU.

Disclaimer: This presentation and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG, Credit Suisse AG, Credit Suisse (Schweiz) AG or their affiliates should be made on the basis of this document. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.

Available Information: UBS's Annual Report, Quarterly Reports, SEC filings on Form 20-F and Form 6-K, as well as investor presentations and other financial information are available at ubs.com/investors. UBS's Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K are also available at the SEC's website: www.sec.gov

Basel III RWA, LRD and capital: Basel III numbers are based on the BIS Basel III framework, as applicable for Swiss systemically relevant banks (SRB). Numbers in the presentation are based on the revised Swiss SRB rules as of 1.1.20, unless otherwise stated. Basel III risk-weighted assets in this presentation are calculated on the basis of Swiss SRB rules as of 1.1.20 unless otherwise stated. Our RWA under BIS Basel III are the same as under Swiss SRB Basel III. Leverage ratio and leverage ratio denominator in this presentation are calculated on the basis of Swiss SRB rules as of 1.1.20, unless otherwise stated. Refer to the "Capital management" section in the 4Q23 report for more information.

Definitions: "Earnings per share" refers to diluted earnings per share. "Litigation" refers to net additions/releases to provisions for litigation regulatory and similar matters reflected in the income statement for the relevant period. "Net profit" refers to net profit attributable to shareholders. "Sustainability-focus and impact" refers to sustainability-focus and impact investing; sustainability focus refers to strategies that have sustainability as an explicit part of the investment guidelines, universe, selection, and/or investment process that drive the strategy; impact investing refers to strategies that have an explicit intention to generate measurable, verifiable, positive sustainability outcomes. "PPA" refers to purchase price allocation adjustments made in accordance with IFRS 3, *Business Combinations*, to bring the assets acquired and liabilities assumed to fair value, from the acquisition of the Credit Suisse Group.

Rounding: Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Percentages and percent changes disclosed in text and tables are calculated on the basis of unrounded figures. Absolute changes between reporting periods disclosed in the text, which can be derived from numbers presented in related tables, are calculated on a rounded basis.

Tables: Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values that are zero on a rounded basis can be either negative or positive on an actual basis.

Numbers presented in US dollars unless otherwise indicated. Currency translation of monthly income statement items of operations with a functional currency other than the US dollar are translated with month-end rates into US dollar.

© UBS 2024. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved

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2024

Key messages

As communicated at our investor update on the 6th of February 2024, we are implementing changes to our divisional financial reporting to improve the consistency of our reporting across the UBS Group and to provide details around our funding and cost allocation methodologies

We will implement these changes for our 1Q24 reporting; to facilitate comparability we have restated prior periods. These reallocations impact our business division results while overall Group results are unaffected

Our Group financial targets and divisional ambitions announced during our investor update remain unchanged

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2024

Overview of restatements

Following the acquisition of Credit Suisse, we continue to refine our reporting structure and organizational setup to align with interests of stakeholders and further incentivize our business divisions to achieve Group-wide goals

		What are we doing?	Why are we doing it?	Impacts
1	**Perimeter shifts**	We are transferring businesses from Credit Suisse's Swiss Bank to the business divisions in which clients can be best served Predominantly relates to the high net-worth client segment moving to GWM	To support a more cohesive client experience and unlock efficiencies of added scale	Moving from P&C to GWM: ~72bn in Invested Assets ~600m in annualized underlying revenues Expect over 200m uplift to GWM underlying PBT by 2026
2	**Group Treasury allocations**	We are pushing out effectively all Group Treasury costs that have been historically retained centrally. We will only retain in Group Items costs that are not controlled by the business divisions, including DTA funding costs and Group hedging and own debt Additionally, we are aligning internal funds transfer pricing methodologies to UBS's standard	To continue minimizing the scope of what is held centrally and ensure full alignment across revenues and costs associated with managing capital, liquidity, and funding	~300m of funding costs moved from Group Items to Business Division in 2H23 Going forward we expect Group Items underlying PBT, excluding litigation and income from Group hedging and own debt, to average minus ~100m per quarter, which is a function of DTA balances and interest rates
3	**Non-core and Legacy cost allocations**	We are reallocating select NCL costs to businesses where they are more appropriately aligned	To avoid stranded costs in NCL at the end of the integration process	~300m annualized reduction in NCL underlying costs

Balance sheet impacts of the changes mentioned above and the updated equity attribution framework will be disclosed with 1Q24 results

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2024

Summary of profit and loss restatements across business units – 4Q23

Old data
4Q23, USD underlying

	Global Wealth Management	Personal and Corporate	Asset Management	Investment Bank	Non-core and Legacy	Group Items
Revenues:	5,351m	2,334m	805m	1,861m	162m	(94m)
o/w NII: (GWM, P&C) / *o/w net mgmt. fees:* (AM) / *o/w Global Banking:* (IB)	*1,611m*	*1,349m*	*725m*	*561m*		
Costs:	4,580m	1,343m	625m	2,094m	1,124m	(75m)
PBT:	778m	908m	180m	(280m)	(977m)	(17m)
adj. PBT[1]:						*(313m)*
Invested Assets:	3,850bn		1,649bn			

Restated data
4Q23, USD underlying

	Global Wealth Management	**Personal and Corporate**	**Asset Management**	**Investment Bank**	**Non-core and Legacy**	**Group Items**
Revenues:	5,395m	2,094m	825m	1,864m	145m	95m
o/w NII: (GWM, P&C) / *o/w net mgmt. fees:* (AM) / *o/w Global Banking:* (IB)	*1,550m*	*1,240m*	*745m*	*565m*		
Costs:	4,780m	1,210m	639m	2,116m	1,037m	(92m)
PBT:	624m	800m	186m	(300m)	(907m)	189m
adj. PBT[1]:						*(107m)*
Invested Assets:	3,922bn		1,649bn			

UBS

1 Excludes Group hedging and own debt and litigation

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2024

Summary of profit and loss restatements across business units – 3Q23

Old data
3Q23, USD underlying

Global Wealth Management		Personal and Corporate		Asset Management		Investment Bank		Non-core and Legacy		Group Items	
Revenues:	5,492m	Revenues:	2,426m	Revenues:	755m	Revenues:	1,900m	Revenues:	350m	Revenues:	(186m)
o/w NII:	*1,648m*	*o/w NII*	*1,336m*	*o/w net mgmt. fees:*	*737m*	*o/w Global Banking:*	*447m*				
Costs:	4,370m	Costs:	1,385m	Costs:	599m	Costs:	2,012m	Costs:	1,234m	Costs:	(17m)
PBT:	1,119m	PBT:	872m	PBT:	156m	PBT:	(116m)	PBT:	(943m)	PBT:	(174m)
										adj. PBT[1]:	*(306m)*
Invested Assets:	3,617bn			Invested Assets:	1,559bn						

Restated data
3Q23, USD underlying

Global Wealth Management		**Personal and Corporate**		**Asset Management**		**Investment Bank**		**Non-core and Legacy**		**Group Items**	
Revenues:	5,565m	Revenues:	2,184m	Revenues:	775m	Revenues:	1,911m	Revenues:	366m	Revenues:	(64m)
o/w NII:	*1,620m*	*o/w NII:*	*1,269m*	*o/w net mgmt. fees:*	*757m*	*o/w Global Banking:*	*457m*				
Costs:	4,569m	Costs:	1,226m	Costs:	612m	Costs:	2,043m	Costs:	1,149m	Costs:	(15m)
PBT:	986m	PBT:	798m	PBT:	163m	PBT:	(136m)	PBT:	(842m)	PBT:	(55m)
										adj. PBT[1]:	*(187m)*
Invested Assets:	3,685bn			Invested Assets:	1,559bn						

UBS

1 Excludes Group hedging and own debt and litigation

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2024

Cautionary statement regarding Forward looking statements

Cautionary Statement Regarding Forward looking Statements I This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS's judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. In particular, terrorist activity and conflicts in the Middle East, as well as the continuing Russia–Ukraine war, may have significant impacts on global markets, exacerbate global inflationary pressures, and slow global growth. In addition, the ongoing conflicts may continue to cause significant population displacement, and lead to shortages of vital commodities, including energy shortages and food insecurity outside the areas immediately involved in armed conflict. Governmental responses to the armed conflicts, including, with respect to the Russia–Ukraine war, coordinated successive sets of sanctions on Russia and Belarus, and Russian and Belarusian entities and nationals, and the uncertainty as to whether the ongoing conflicts will widen and intensify, may continue to have significant adverse effects on the market and macroeconomic conditions, including in ways that cannot be anticipated. UBS's acquisition of the Credit Suisse Group has materially changed our outlook and strategic direction and introduced new operational challenges. The integration of the Credit Suisse entities into the UBS structure is expected to take between three and five years and presents significant risks, including the risks that UBS Group AG may be unable to achieve the cost reductions and other benefits contemplated by the transaction. This creates significantly greater uncertainty about forward-looking statements. Other factors that may affect our performance and ability to achieve our plans, outlook and other objectives also include, but are not limited to: (i) the degree to which UBS is successful in the execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), liquidity coverage ratio and other financial resources, including changes in RWA assets and liabilities arising from higher market volatility and the size of the combined Group; (ii) the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions, including as a result of the acquisition of the Credit Suisse Group; (iii) increased inflation and interest rate volatility in major markets; (iv) developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates, deterioration or slow recovery in residential and commercial real estate markets, the effects of economic conditions, including increasing inflationary pressures, market developments, increasing geopolitical tensions, and changes to national trade policies on the financial position or creditworthiness of UBS's clients and counterparties, as well as on client sentiment and levels of activity; (v) changes in the availability of capital and funding, including any adverse changes in UBS's credit spreads and credit ratings of UBS, Credit Suisse, sovereign issuers, structured credit products or credit-related exposures, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC), in particular in light of the acquisition of the Credit Suisse Group; (vi) changes in central bank policies or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the EU and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS's business activities; (vii) UBS's ability to successfully implement resolvability and related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS in response to legal and regulatory requirements and any additional requirements due to its acquisition of the Credit Suisse Group, or other developments; (viii) UBS's ability to maintain and improve its systems and controls for complying with sanctions in a timely manner and for the detection and prevention of money laundering to meet evolving regulatory requirements and expectations, in particular in current geopolitical turmoil; (ix) the uncertainty arising from domestic stresses in certain major economies; (x) changes in UBS's competitive position, including whether differences in regulatory capital and other requirements among the major financial centers adversely affect UBS's ability to compete in certain lines of business; (xi) changes in the standards of conduct applicable to our businesses that may result from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA, including as a result of its acquisition of the Credit Suisse Group, as well as the amount of capital available for return to shareholders; (xiii) the effects on UBS's business, in particular cross-border banking, of sanctions, tax or regulatory developments and of possible changes in UBS's policies and practices; (xiv) UBS's ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xv) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xvi) UBS's ability to implement new technologies and business methods, including digital services and technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xvii) limitations on the effectiveness of UBS's internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xviii) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, data leakage and systems failures, the risk of which is increased with cyberattack threats from both nation states and non-nation-state actors targeting financial institutions; (xix) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS's operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xx) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS's ability to maintain its stated capital return objective; (xxi) uncertainty over the scope of actions that may be required by UBS, governments and others for UBS to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and the possibility of conflict between different governmental standards and regulatory regimes; (xxii) the ability of UBS to access capital markets; (xxiii) the ability of UBS to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, conflict (e.g., the Russia–Ukraine war), pandemic, security breach, cyberattack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 (coronavirus) pandemic; (xxiv) the level of success in the absorption of Credit Suisse, in the integration of the two groups and their businesses, and in the execution of the planned strategy regarding cost reduction and divestment of any non-core assets, the existing assets and liabilities of Credit Suisse, the level of resulting impairments and write-downs, the effect of the consummation of the integration on the operational results, share price and credit rating of UBS – delays, difficulties, or failure in closing the transaction may cause market disruption and challenges for UBS to maintain business, contractual and operational relationships; and (xxv) the effect that these or other factors or unanticipated events, including media reports and speculations, may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the US Securities and Exchange Commission (the SEC). More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including the Risk Factors included in the Annual Report on Form 20-F for the year ended 31 December 2023. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

© UBS 2024. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly
caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By: _/s/ David Kelly______________
Name:

David Kelly
Title:

Managing Director
By: _/s/ Ella Campi_______________
Name:

Ella Campi
Title:

Executive Director
Date:

April 16,

2024